Mail Stop 6010

June 19, 2008

Mr. Richard F. Hamm, Jr.
Senior Vice President and General Counsel
Dendreon Corporation
3005 First Avenue
Seattle, Washington 98121

> **Re:** **Dendreon Corporation**
> **Registration Statement on Form S-3**
> **Filed on June 11, 2008**
> **File Number 333-15173**

Dear Mr. Hamm:

This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below.

Equity Line

1. We note that you filed a 424(b)(5) prospectus on October 12, 2008 in which you state that the registration statement number 333-141388 covers the resale of shares by Azimuth. Please supplementally explain to us why you need to re-registered the resale of the shares by Azimuth on this new registration statement.

2. Please revise the cover page of the registration statement and the prospectus to reflect that this registration statement also covers the possible secondary offering of shares of common stock by Azimuth. You should provide a separate line item on the cover page of the registration statement with an appropriate footnote, and you should describe the secondary offering on the cover page of the prospectus.

3. Please update the prospectus to disclose any shares of common stock that have been issued to Azimuth under the equity line purchase agreement and any resales by Azimuth that have occurred under registration statement number 333-141388 or otherwise.

4. Please provide all of the information regarding Azimuth as required by Item 507 of Regulation S-K that is available at this time and confirm that you will provide a prospectus supplement under Rule 424(b) with any updates or additional information required under Item 507 and as required to provide takedown information for subsequent offerings.

Mr. Richard F. Hamm, Jr.
Dendreon Corporation
June 19, 2008
Page 2

Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Christopher M. Kelly, Esq.
        Jones Day
        901 Lakeside Avenue
        Cleveland, Ohio 44114